Exhibit 99(d)(63)

May 1, 2016

GuideStone Capital Management, LLC

2401 Cedar Springs Rd.

Dallas, TX 75201-1407

Re: Expense Cap Letters – Institutional Class

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware business trust (the “Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended. This Agreement pertains only to the Institutional Class of the series of the Trust that is listed on Schedule A (the “Fund”), which is attached hereto and is part of this Agreement.

You hereby agree to pay or waive, during the period from May 1, 2016 to April 30, 2017 (“Limitation Period”), operating expenses of the Institutional Class of the Fund, without regard to any expense reductions realized through use of directed brokerage, (and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired Fund fees and expenses and expenses in conjunction with the short sales of securities) (“Operating Expenses”) which exceed, in the aggregate, the rate per annum of the Institutional Class’ average daily net assets set forth on Schedule A for the Fund (“Expense Limitation”).

The Institutional Class of the Fund in turn agrees to reimburse you out of assets belonging to the Institutional Class of the Fund for any Operating Expenses of the Institutional Class in excess of the Expense Limitation paid, waived or assumed by you for the Fund during the Limitation Period, provided that you would not be entitled to reimbursement for any amount that would cause Operating Expenses to exceed the Expense Limitation during the year in which the reimbursement would be made, and provided further that no amount will be reimbursed by the Institutional Class of the Fund more than three years after the year in which it was incurred or waived by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the Institutional Class of the Fund for performance of this Agreement and for payment of any claim you have hereunder, and neither any other series (including the other Funds) or class of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Institutional Class of the Fund listed on Schedule A

Name: John R. Jones
Title: President

The foregoing agreement is hereby accepted as of May 1, 2016[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name: Ronald C. Dugan, Jr.
Title: President

[1]	Original agreement dated April 30, 2005

Amended as of September 13, 2005

Amended as of February 24, 2006

Amended as of February 23, 2007

Amended as of July 27, 2007

Amended as of February 26, 2009

Amended as of February 25, 2010

Amended as of February 25, 2011

Amended as of February 24, 2012

Amended as of February 28, 2013

Amended as of May 1, 2014

Amended as of May 1, 2015

Amended as of May 1, 2016

SCHEDULE A

INSTITUTIONAL CLASS

Fund – Institutional Class	Annual Expense Limitation
Emerging Markets Equity Fund	1.32%